Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2018	2017
Earnings available to cover fixed charges:
Income before income taxes	$91	$98
Less: Income from equity investees	1	1
	90	97
Plus: Fixed charges	102	84
Amortization of capitalized interest	2	3
Less: Capitalized interest	1	1
Earnings available to cover fixed charges	$193	$183
Fixed charges (*):
Interest expense	$91	$73
Capitalized interest	1	1
Interest portion of rental expense	10	10
Total fixed charges	$102	$84
Ratio of earnings to fixed charges	1.89x	2.18x

(*)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

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